SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*



                            ESC Medical Systems Ltd.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 15, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

                                  SCHEDULE 13D

--------------------------------                  ------------------------------
           CUSIP NO.                                      Page 2 of 16
           M40868107
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         Arie Genger
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, PF, OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States and Israel
--------------------------------------------------------------------------------

  NUMBER OF        7     SOLE VOTING POWER       99,210(1)(3)
   SHARES          -------------------------------------------------------------
BENEFICIALLY
  OWNED BY         8     SHARED VOTING POWER    2,332,062(2)(3)
    EACH           -------------------------------------------------------------
 REPORTING
   PERSON          9     SOLE DISPOSITIVE POWER    99,210(1)(3)
    WITH           -------------------------------------------------------------

                   10    SHARED DISPOSITIVE POWER   2,332,062(2)(3)

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               2,431,272(1)(2)(3)

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.5%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

(1) Includes 40,000 shares owned by a trust for the benefit of a minor child of a third party of which Mr. Genger is sole trustee, as to which Mr. Genger disclaims beneficial ownership.

(2) Includes 4,000 shares beneficially owned by Mr. Genger's spouse, as to which he disclaims beneficial ownership.

(3) Does not include 3,000 shares beneficially owned by a trust for a minor child of Mr. Genger, as to which Mr. Genger has no voting or investment control.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------                  ------------------------------
           CUSIP NO.                                      Page 3 of 16
           M40868107
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         TPR Investment Associates, Inc.
         (I.R.S. Employer Identification No. 13-3506464)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

  NUMBER OF        7     SOLE VOTING POWER    - 0 -
   SHARES          -------------------------------------------------------------
BENEFICIALLY
  OWNED BY         8     SHARED VOTING POWER    2,328,062
    EACH           -------------------------------------------------------------
 REPORTING
   PERSON          9     SOLE DISPOSITIVE POWER      - 0 -
    WITH           -------------------------------------------------------------

                   10    SHARED DISPOSITIVE POWER    2,328,062
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,328,062

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.1%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                       CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------                  ------------------------------
           CUSIP NO.                                      Page 4 of 16
           M40868107
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         Trans-Resources, Inc. (I.R.S. Employer Identification No. 36-2729497)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

  NUMBER OF        7     SOLE VOTING POWER    - 0 -
   SHARES          -------------------------------------------------------------
BENEFICIALLY
  OWNED BY         8     SHARED VOTING POWER    2,115,562
    EACH           -------------------------------------------------------------
 REPORTING
   PERSON          9     SOLE DISPOSITIVE POWER    - 0 -
    WITH           -------------------------------------------------------------

                   10    SHARED DISPOSITIVE POWER      2,115,562

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,115,562

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      8.2%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                       CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------                  ------------------------------
           CUSIP NO.                                      Page 5 of 16
           M40868107
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Haifa Chemicals Holdings Ltd.
         (Israeli corporation with no United States I.R.S. Identification No.)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC, OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel
--------------------------------------------------------------------------------

  NUMBER OF        7     SOLE VOTING POWER    - 0 -
   SHARES          -------------------------------------------------------------
BENEFICIALLY
  OWNED BY         8     SHARED VOTING POWER    682,312
    EACH           -------------------------------------------------------------
 REPORTING
   PERSON          9     SOLE DISPOSITIVE POWER    - 0 -
    WITH           -------------------------------------------------------------

                   10    SHARED DISPOSITIVE POWER    682,312

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     682,312

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      2.7%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                       CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------                  ------------------------------
           CUSIP NO.                                      Page 6 of 16
           M40868107
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Thomas G. Hardy
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Australia
--------------------------------------------------------------------------------

  NUMBER OF        7     SOLE VOTING POWER  54,250
   SHARES          -------------------------------------------------------------
BENEFICIALLY
  OWNED BY         8     SHARED VOTING POWER   - 0 -
    EACH           -------------------------------------------------------------
 REPORTING
   PERSON          9     SOLE DISPOSITIVE POWER  54,250
    WITH           -------------------------------------------------------------

                   10    SHARED DISPOSITIVE POWER  - 0 -

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     54,250

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.2%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

     This Amendment No. 11 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1, filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on April 20, 1999, Amendment No. 6 filed on May 11, 1999, Amendment No. 7 filed on May 13, 1999, Amendment No. 8 filed on May 21, 1999, Amendment No. 9 filed on June 2, 1999 and Amendment No. 10 filed on June 3, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

     See Item 5 hereof for certain information regarding recent purchases of Shares by TPR at an aggregate price (excluding brokerage commissions) of $88,750, paid for with general corporate funds of TPR.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     In response to shareholder inquiries regarding Messrs. Genger's and Barnard
J. Gottstein's ("Gottstein") intentions with respect to the Company, Messrs. Genger and Gottstein recently developed a blueprint that they envision their proposed nominees, if elected, might refer to in order to remedy the problems facing the Company. The blueprint is described in a letter being mailed today to all shareholders of the Company. A copy of the letter is attached hereto as
Exhibit 30 and is incorporated herein by reference. There can be no assurance that, if Messrs. Genger's and Gottstein's nominees are elected to the Board, the newly constituted Board will adopt any or all of the recommendations set forth in the blueprint.

     Other than as described above and as previously described in the Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     On June 3, 1999, TPR (which is controlled by Genger) purchased 10,000 Shares at a price per Share of $5.9375 and on June 4, 1999, TPR purchased 5,000 Shares at a price per Share of $5.875. The transactions were effected in the open market. Reference is made to the information contained in Items 7-13 of each Reporting Person's separate cover page for the updated aggregate number and percentage of total outstanding Shares beneficially owned by each Reporting Person.

     The percentages set forth in each Reporting Person's separate cover page have been recalculated to be based upon 25,716,000 Shares outstanding, which represents the weighted average number of Shares outstanding during the three-month period ended March 31, 1999, as reported in the Company's Form 6-K, which was filed with the Securities and Exchange Commission on May 18, 1999.

     In addition to 212,500 Shares which TPR directly owns, TPR, as the parent corporation of TRI, may be deemed to share voting and disposition power with TRI with respect to the Shares directly owned by TRI and HCH.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

     Pursuant to an oral understanding between Messrs. Genger and Gottstein solely with respect to the aggregate 15,000 Shares purchased by TPR on June 3, 1999 and June 4, 1999, Mr. Gottstein agreed to purchase 7,500 of such shares from TPR at cost.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

     Exhibit 30: Open Letter to the Shareholders of the Company, dated June 15, 1999, from Messrs. Genger and Gottstein

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 1999
                                   /s/  Arie Genger
                                   ---------------------------------------------
                                   Arie Genger


                                   TPR INVESTMENT ASSOCIATES, INC.


                                   By:  /s/ Arie Genger
                                        ----------------------------------------
                                            Arie Genger, President


                                   TRANS-RESOURCES, INC.


                                   By:  /s/ Arie Genger
                                        ----------------------------------------
                                            Arie Genger, Chairman of the Board


                                   HAIFA CHEMICALS HOLDINGS LTD.(1)


                                   By:  /s/ Arie Genger
                                        ----------------------------------------
                                            Arie Genger

                                    /s/ Thomas G. Hardy
                                    --------------------------------------------
                                            Thomas G. Hardy


--------
(1) Pursuant to power of attorney

                                  EXHIBIT INDEX



Exhibit
 Number                            Title                                Page
 ------                            -----                                ----
   30              Open Letter to the Shareholders of the                11
                   Company, dated June 15, 1999, from
                   Messrs. Genger and Gottstein